[Letterhead of Eversheds Sutherland (US) LLP]

October 4, 2023

Deepak T. Pai

Senior Counsel

Chief Counsel’s Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Axxes Private Markets Fund, et. al. (File No. 812-15370)

Form APP WD: Request for Withdrawal of Application

Dear Mr. Pai:

On July 20, 2022, Axxes Private Markets Fund, et. al. (the “Applicants”), filed an application for an order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”) and Rule 17d-1 under the Act permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the Act and Rule 17d-1 under the Act (the “Application”). On December 12, 2022 and April 6, 2023, the Applicants filed an amendment to the Application (collectively with the Application, the “Applications”).

The Applicants hereby respectfully request that the Applications be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto. Applicants are withdrawing the Applications because Axxes Private Markets Fund and Capital Dynamics, Inc. no longer have a business relationship.

We represent Axxes Private Markets Fund and have been authorized by Clifford Chance US LLP to file this withdrawal request on behalf of the other Applicants.

Should you have any questions, please do not hesitate to call me at (202) 383-0176 or Anne Oberndorf at (202) 383-0966. Thank you for your attention to this matter.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:

Joseph DaGrosa, Jr., Axxes Capital Inc.

Susan Giacin, Capital Dynamics, Inc.

Anne G. Oberndorf, Esq., Eversheds Sutherland (US) LLP

Vadim Avdeychik, Esq., Clifford Chance US LLP

Clifford R. Cone, Esq., Clifford Chance US LLP